SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

European Embedded Value (EEV) basis results

EEV results highlights

	2024	2023
	Half year	Half year					Full year
		AER		CER			AER
	$m	$m	% change	$m	% change	% change excluding economics	$m
						note (v)
New business profitnote (i)	1,468	1,489	(1)%	1,457	1%	8%	3,125
Annual premium equivalent note (i)	3,111	3,027	3%	2,940	6%	6%	5,876
New business margin (%)	47%	49%	-2pp	50%	-3pp	+1pp	53%
Present value of new business premiums	14,077	14,430	(2)%	14,098			28,737

Operating free surplus generated notes (i)(ii)	983	1,024	(4)%	1,001	(2)%		2,007
Operating free surplus generated from in-force insurance and asset management businesses notes (i)(ii)	1,351	1,438	(6)%	1,405	(4)%		2,740

EEV operating profit notes (i)(iii)	2,296	2,155	7%	2,115	9%		4,546
EEV operating profit, net of non-controlling interests	2,230	2,144	4%	2,107	6%		4,526
Operating return on embedded value (%) note (iv)	11%	11%					12%

Closing EEV shareholders' equity, net of non-controlling interests	43,286	43,704	(1)%	43,191	-		45,250
Closing EEV shareholders' equity, net of non-controlling interests per share (in cents)	1,575¢	1,588¢	(1)%	1,569¢	-		1,643¢

Notes
(i)        Results are presented before deducting the amounts attributable to non-controlling interests. Half year 2024 new business and operating results include the contribution from businesses classified as held for sale at 30 June 2024. Comparative 2023 results are as published and included contribution from these businesses. This presentation is applied consistently throughout this document, unless stated otherwise.
(ii)       Operating free surplus generated is for in-force insurance and asset management businesses only and is stated before restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.
(iii)      EEV operating profit is stated after restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.
(iv)      Operating return on EEV shareholders' equity is calculated as EEV operating profit for the period, after non-controlling interests, as a percentage of opening EEV basis shareholders' equity, excluding goodwill, distribution rights and other intangibles. This differs from the definition previously applied which has been updated to better compare to peers. Comparatives have been restated accordingly. See note II(ix) in the Additional information section.
(v)       New business profit excluding economic impacts (and the movements therein) represents the amount of new business profit for the first six months of 2024 calculated using economics (including interest rates) as at 30 June 2023 and average exchange rates for the first six months of 2024. The percentage change excluding economics compares this amount to the new business profit in the first half of 2023, prepared using consistent average exchange rates from the first half of 2024, as described in the Strategic and operating review.

Basis of preparation

The EEV Principles provide consistent definitions of the components of EEV, a framework for setting assumptions and an approach to the underlying methodology and disclosures. The EEV Principles were designed to provide guidance and common principles that could be understood by both users and preparers alongside prescribing a minimum level of disclosures to enable users to understand an entity's methodology, assumptions and key judgements as well as the sensitivity of an entity's EEV to key assumptions. Results prepared under the EEV Principles represent the present value of the shareholders' interest in the post-tax future profits (generally on a local statutory basis) expected to arise from the current book of insurance business, after sufficient allowance has been made for the aggregate risks in the business. The shareholders' interest in the Group's insurance business is the sum of the shareholders' total net worth and the value of in-force business. The value of future new business is excluded from the embedded value.

IFRS profit for insurance contracts largely reflects the level of services provided for a given period. Unearned future profits expected on those same insurance contracts are contained in a separate liability called the CSM. These future profits have been derived on a risk neutral basis (including an illiquidity premium), namely without allowing for the real-world investment returns that will be earned on the assets held. By contrast, EEV reflects all future profits, with no equivalent liability to the CSM, but values those profits on a risk-adjusted real-world basis, namely allowing for the future investment returns that are expected to be earned by the assets held but uses a higher discount rate that allows for the uncertainties in these cash flows. For the purposes of preparing EEV results, insurance joint ventures and associates are included at the Group's proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the EEV results at the Group's proportionate share of IFRS shareholders' equity, with central Group debt shown on a market value basis. Further information is contained in note 4 and note 5. Key features of the Group's EEV methodology include:

Economic assumptions
The projected post-tax profits assume a level of future investment return and are discounted using a risk discount rate on a risk-adjusted real-world basis that allows for the uncertainties in these cash flows. Both the risk discount rate and the investment return assumptions are updated at each valuation date to reflect current market risk-free rates, such that changes in market risk-free rates impact all projected future cash flows at that valuation date. Risk-free rates, and hence investment return assumptions, are based on observable market data and hence fluctuate across valuation dates, with current market risk-free rates assumed to remain constant and do not revert to longer-term rates over time. Different products will be sensitive to different assumptions, for example, participating products or products with guarantees are likely to benefit disproportionately from higher assumed investment returns.

Time value of financial options and guarantees
Explicit quantified allowances are made for the time value of financial options and guarantees (TVOG), rather than implicit allowances within the risk discount rate. The TVOG is determined by weighting the probability of outcomes across a large number of different economic scenarios and is typically less applicable to health and protection business that generally contains more limited financial options or guarantees. At 30 June 2024, the TVOG is $(287) million (30 June 2023: $(308) million; 31 December 2023: $(290) million). The magnitude of the TVOG at 30 June 2024 would be approximately equivalent to a circa 6 basis points (30 June 2023: 7 basis points; 31 December 2023: 6 basis points) increase in the weighted average risk discount rate.

Allowance for risk in the risk discount rates
Risk discount rates are set equal to the risk-free rate at the valuation date plus product-specific allowances for market and non-market risks. Risks that are explicitly captured elsewhere, such as via the TVOG, are not included in the risk discount rates.

The allowance for market risk is based on a product-by-product assessment of the sensitivity of shareholder cash flows to varying market returns. This approach reflects the inherent market risk in each product group and results in lower risk discount rates for products where the majority of shareholder profit is uncorrelated to market risk and appropriately higher risk discount rates for products where there is greater market exposure for shareholders. For example:

-   For health and protection products, which represent 47 per cent of the value of in-force business (30 June 2023: 51 per cent; 31 December 2023: 51 per cent) and 37 per cent of new business profit (30 June 2023: 37 per cent; 31 December 2023: 40 per cent), the major sources of shareholder profits are underwriting profits or fixed shareholder charges which have low market risk sensitivity. The proportion of health and protection business varies with interest rates as well as the mix of business sold in the current period.
-   The construct of UK-style with-profits or similar participating funds in some business units, representing 30 per cent of the value of in-force (30 June 2023: 27 per cent; 31 December 2023: 27 per cent) and 16 per cent of new business profit (30 June 2023: 12 per cent; 31 December 2023: 14 per cent), reduce the market volatility of both policyholder and shareholder cash flows due to smoothed bonus declarations and for some markets the presence of an estate. Accordingly, 77 per cent of the value of in-force (30 June 2023: 78 per cent; 31 December 2023: 78 per cent) is products with low market risk sensitivity and this is reflected in the overall risk discount rate.
-   For unit-linked products where fund management charges fluctuate with the investment return, a portion of the profits will typically be more sensitive to market risk due to the higher proportion of equity-type assets in the investment portfolio resulting in a higher risk discount rate. This business represents 13 per cent of the value of in-force (30 June 2023: 16 per cent; 31 December 2023: 13 per cent) and 4 per cent of the value of new business profit (30 June 2023: 3 per cent; 31 December 2023: 4 per cent) which limits the impact on the overall risk discount rate.
-   The remaining parts of the business, 10 per cent of the value of in-force business (30 June 2023: 6 per cent; 31 December 2023: 9 per cent) and 43 per cent of the value of new business (30 June 2023: 48 per cent; 31 December 2023: 42 per cent), relate to other products not covered by the above.

The allowance for non-market risk comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate. At 30 June 2024, the total allowance for non-market risk is equivalent to a $(2.9) billion (30 June 2023: $(3.0) billion; 31 December 2023: $(3.0) billion) reduction, or around (7) per cent (30 June 2023: (7) per cent; 31 December 2023: (7) per cent) of the embedded value.

Movement in Group EEV shareholders' equity

		2024 $m			2023 $m
		Half year			Half year	Full year
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
New business profit	1	1,468	-	1,468	1,489	3,125
Profit from in-force business	2	1,018	-	1,018	844	1,779
Insurance business		2,486	-	2,486	2,333	4,904
Asset management business		142	-	142	132	254
Operating profit from insurance and asset management businesses		2,628	-	2,628	2,465	5,158
Other expenditure		-	(236)	(236)	(221)	(420)
Operating profit (loss) before restructuring and IFRS 17 implementation costs		2,628	(236)	2,392	2,244	4,738
Restructuring and IFRS 17 implementation costs		(16)	(80)	(96)	(89)	(192)
Operating profit (loss) for the period		2,612	(316)	2,296	2,155	4,546
Short-term fluctuations in investment returns	2	(475)	9	(466)	312	(70)
Effect of changes in economic assumptions	2	(596)	-	(596)	(92)	(589)
Loss attaching to corporate transactions		(142)	-	(142)	-	(22)
Mark-to-market value movements on core structural borrowings	5	-	8	8	(38)	(153)
Non-operating results		(1,213)	17	(1,196)	182	(834)
Profit (loss) for the period		1,399	(299)	1,100	2,337	3,712
Non-controlling interests share of loss (profit)		(26)	-	(26)	(11)	(20)
Profit for the period attributable to equity holders of the Company		1,373	(299)	1,074	2,326	3,692
Foreign exchange movements		(819)	28	(791)	(475)	(134)
Intra-group dividends and investment in operations note (i)		(1,081)	1,081	-	-	-
Dividends		-	(390)	(390)	(361)	(533)
Adjustment to non-controlling interest for Malaysia conventional life business note (ii)		(1,732)	29	(1,703)	-	-
New share capital subscribed		-	-	-	4	4
Share repurchases/buybacks note (iii)		-	(123)	(123)	-	-
Other equity movements note (iv)		67	(98)	(31)	26	37
Net (decrease) increase in shareholders' equity		(2,192)	228	(1,964)	1,520	3,066
Shareholders' equity at beginning of period		42,958	2,292	45,250	42,184	42,184
Shareholders' equity at end of period		40,766	2,520	43,286	43,704	45,250

Contribution to Group EEV:
At end of period
Insurance business	2	39,381	-	39,381	40,179	41,528
Asset management and other	4	671	2,520	3,191	2,772	2,955
Shareholders' equity, excluding goodwill attributable to equity holders		40,052	2,520	42,572	42,951	44,483
Goodwill attributable to equity holders		714	-	714	753	767
Shareholders' equity at end of period		40,766	2,520	43,286	43,704	45,250
At beginning of period
Insurance business	2	41,528	-	41,528	38,857	38,857
Asset management and other	4	663	2,292	2,955	2,565	2,565
Shareholders' equity, excluding goodwill attributable to equity holders		42,191	2,292	44,483	41,422	41,422
Goodwill attributable to equity holders		767	-	767	762	762
Shareholders' equity at beginning of period		42,958	2,292	45,250	42,184	42,184

Movement in Group EEV shareholders' equity continued

	2024			2023
	Half year			Half year	Full year
EEV shareholders' equity per share (in cents) note (v)	Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
At end of period
Based on shareholders' equity, net of goodwill attributable to equity holders	1,457¢	92¢	1,549¢	1,560¢	1,615¢
Based on shareholders' equity at end of period	1,483¢	92¢	1,575¢	1,588¢	1,643¢
At beginning of period
Based on shareholders' equity, net of goodwill attributable to equity holders	1,532¢	83¢	1,615¢	1,507¢	1,507¢
Based on shareholders' equity at beginning of period	1,560¢	83¢	1,643¢	1,534¢	1,534¢

	2024	2023
	Half year	Half year	Full year
EEV equity per share, before non-controlling interests (in cents) note (v)	Group total	Group total	Group total
At end of period
EEV shareholders' equity	43,286	43,704	45,250
Non-controlling interests	1,894	188	203
EEV before non-controlling interests	45,180	43,892	45,453

Based on EEV, before non-controlling interests	1,644¢	1,594¢	1,650¢

	2024			2023
	Half year			Half year	Full year
EEV basis basic earnings per share note (vi)	Before non- controlling interests	After non- controlling interests	Basic earnings per share	Basic earnings per share	Basic earnings per share
	$m	$m	cents	cents	cents
Based on operating profit	2,296	2,230	81.4¢	78.2¢	165.1¢
Based on profit for the period	1,100	1,074	39.2¢	84.9¢	134.7¢

Notes
(i)        Intra-group dividends represent dividends that have been paid in the period. Investment in operations reflects movements in share capital.
(ii)       The adjustment to non-controlling interest arises from our Malaysia life entity, Prudential Assurance Malaysia Berhad (PAMB), see note 9 for further details.
(iii)      The Company completed a share repurchase to offset the dilution from the vesting of awards under employee and agent share schemes in January and June 2024. The Company also commenced the share buyback programme in June 2024. Further details are provided in note C7 of IFRS basis results.
(iv)      Other movements include reserve movements in respect of share-based payments, treasury shares and intra-group transfers between operations that have no overall effect on the Group's shareholders' equity.
(v)       Based on the number of issued shares at 30 June 2024 of 2,748 million shares (30 June 2023: 2,753 million shares; 31 December 2023: 2,754 million shares).
(vi)      Based on weighted average number of issued shares in half year 2024 of 2,740 million shares (half year 2023: 2,740 million shares; full year 2023: 2,741 million shares), which excludes those held in employee share trusts.

Movement in Group free surplus

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the period, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the period. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (EEV total net worth) over the EEV capital required to support the covered business. For shareholder-backed businesses, the level of EEV required capital has been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group Wide Supervision) reporting as set out in note 6.1(e).

Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution as described in the reconciliation to GWS surplus as disclosed in note I(i) of the Additional financial information. For asset management and other non-insurance business operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. A reconciliation of EEV free surplus to the GWS shareholder capital surplus over group minimum capital requirements is also set out in note I(i) of the Additional financial information.

		2024 $m			2023 $m
		Half year			Half year	Full year
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
Expected transfer from in-force business		1,231	-	1,231	1,399	2,635
Expected return on existing free surplus		140	-	140	130	234
Changes in operating assumptions and experience variances		(162)	-	(162)	(223)	(383)
Operating free surplus generated from in-force insurance business		1,209	-	1,209	1,306	2,486
Investment in new business note (i)	2	(368)	-	(368)	(414)	(733)
Insurance business	2	841	-	841	892	1,753
Asset management business		142	-	142	132	254
Operating free surplus generated from insurance and asset management businesses		983	-	983	1,024	2,007
Other expenditure		-	(236)	(236)	(221)	(420)
Restructuring and IFRS 17 implementation costs		(16)	(80)	(96)	(88)	(192)
Operating free surplus generated		967	(316)	651	715	1,395
Non-operating free surplus generated note (ii)		(663)	13	(650)	(66)	(223)
Free surplus generated for the period		304	(303)	1	649	1,172
Net cash flows paid to parent company note (iii)		(1,310)	1,310	-	-	-
Dividends		-	(390)	(390)	(361)	(533)
Foreign exchange movements		(169)	28	(141)	(89)	(24)
New share capital subscribed		-	-	-	4	4
Share repurchases/buybacks		-	(123)	(123)	-	-
Other equity movements		299	(327)	(28)	26	37
Net (decrease) increase in free surplus before non-controlling interests and before debt redemption		(876)	195	(681)	229	656
Debt redemption		-	-	-	(397)	(421)
Net (decrease) increase in free surplus before non-controlling interests		(876)	195	(681)	(168)	235
Adjustment to non-controlling interest for Malaysia conventional life business		(190)	29	(161)	-	-
Non-controlling interests share of free surplus generated		(24)	-	(24)	(5)	(9)
Balance at beginning of period		6,807	5,648	12,455	12,229	12,229
Balance at end of period		5,717	5,872	11,589	12,056	12,455

Representing:
Free surplus excluding distribution rights and other intangibles		4,661	3,247	7,908	8,409	8,518
Distribution rights and other intangibles		1,056	2,625	3,681	3,647	3,937
Balance at end of period		5,717	5,872	11,589	12,056	12,455

Movement in Group free surplus continued

		2024 $m			2023 $m
		30 Jun			30 Jun	31 Dec
Contribution to Group free surplus:	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
At end of period
Insurance business	2	5,046	-	5,046	6,016	6,144
Asset management and other businesses		671	5,872	6,543	6,040	6,311
Total at end of period		5,717	5,872	11,589	12,056	12,455
At beginning of period
Insurance business	2	6,144	-	6,144	6,035	6,035
Asset management and other businesses		663	5,648	6,311	6,194	6,194
Total at beginning of period		6,807	5,648	12,455	12,229	12,229

Notes
(i)        Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.
(ii)       Non-operating free surplus generated for other (central) operations represents the post-tax IFRS basis short-term fluctuations in investment returns, the movement in the mark-to-market value adjustment on core structural borrowings which did not meet the qualifying conditions as set out in the Insurance (Group Capital) Rules and loss on corporate transactions for other entities.
(iii)      Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in EEV shareholders' equity primarily relates to intra-group loans, foreign exchange movements and other non-cash items.

Notes on the EEV basis results

1 Analysis of new business profit and EEV for insurance business operations

	Half year 2024
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
	note
CPL (Prudential's share)	115	324	1,054	35%	11%	3,090
Hong Kong	651	955	4,695	68%	14%	17,037
Indonesia	47	107	433	44%	11%	1,408
Malaysia	69	191	857	36%	8%	3,725
Singapore	226	450	2,663	50%	8%	8,087
Growth markets and other	360	1,084	4,375	33%	8%	7,811
Non-controlling interests' share of embedded value						(1,777)
Total insurance business	1,468	3,111	14,077	47%	10%	39,381

	Half year 2023 (AER)
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
	note
CPL (Prudential's share)	171	394	1,481	43%	12%	3,131
Hong Kong	670	1,027	5,364	65%	12%	17,496
Indonesia	61	150	629	41%	10%	1,763
Malaysia	73	185	915	39%	8%	3,557
Singapore	198	386	2,441	51%	8%	7,060
Growth markets and other	316	885	3,600	36%	9%	7,219
Non-controlling interests' share of embedded value						(47)
Total insurance business	1,489	3,027	14,430	49%	10%	40,179

	Half year 2023 (CER)
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL (Prudential's share)	164	379	1,423	43%	12%	3,127
Hong Kong	672	1,029	5,377	65%	12%	17,563
Indonesia	58	142	595	41%	10%	1,614
Malaysia	69	174	863	40%	8%	3,519
Singapore	197	383	2,421	51%	8%	7,008
Growth markets and other	297	833	3,419	36%	9%	6,876
Non-controlling interests' share of embedded value						(38)
Total insurance business	1,457	2,940	14,098	50%	10%	39,669

	Full year 2023 (AER)
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business Margin (APE)	New business Margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL (Prudential's share)	222	534	2,020	42%	11%	3,038
Hong Kong	1,411	1,966	10,444	72%	14%	17,702
Indonesia	142	277	1,136	51%	13%	1,509
Malaysia	167	384	1,977	43%	8%	3,709
Singapore	484	787	5,354	61%	9%	7,896
Growth markets and other	699	1,928	7,806	36%	9%	7,734
Non-controlling interests' share of embedded value						(60)
Total insurance business	3,125	5,876	28,737	53%	11%	41,528

Note
The movement in new business profit from insurance business operations is analysed as follows:

$m
Half year 2023 new business profit	1,489
Foreign exchange movement	(32)
Sales volume	85
Effect of changes in interest rates and other economic assumptions	(107)
Business mix, product mix and other items	33
Half year 2024 new business profit	1,468

2 Analysis of movement in net worth and value of in-force insurance business operations

	2024 $m					2023 $m
	Half year					Half year	Full year
	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value	Embedded value	Embedded value
					note (i)	note (i)	note (i)
Balance at beginning of period	6,144	5,984	12,128	29,400	41,528	38,857	38,857
New business contribution	(368)	323	(45)	1,513	1,468	1,489	3,125
Existing business - transfer to net worth	1,231	(95)	1,136	(1,136)	-	-	-
Expected return on existing business note (ii)	140	141	281	926	1,207	1,117	2,122
Changes in operating assumptions, experience variances and other items note (iii)	(162)	(115)	(277)	88	(189)	(273)	(343)
Operating profit before restructuring and IFRS 17 implementation costs	841	254	1,095	1,391	2,486	2,333	4,904
Restructuring and IFRS 17 implementation costs	(6)	-	(6)	-	(6)	(29)	(55)
Operating profit	835	254	1,089	1,391	2,480	2,304	4,849
Non-operating result note (iv)	(658)	25	(633)	(534)	(1,167)	231	(651)
Profit for the period	177	279	456	857	1,313	2,535	4,198
Non-controlling interests share of loss (profit)	(21)	-	(21)	(19)	(40)	(8)	(13)
Profit for the period attributable to equity holders of the Company	156	279	435	838	1,273	2,527	4,185
Foreign exchange movements	(156)	(70)	(226)	(551)	(777)	(480)	(136)
Intra-group dividends and investment in operations	(978)	(40)	(1,018)	40	(978)	(843)	(1,502)
Adjustment to non-controlling interest for Malaysia conventional life business	(190)	(182)	(372)	(1,360)	(1,732)	-	-
Other equity movements note (v)	70	-	70	(3)	67	118	124
Balance at end of period	5,046	5,971	11,017	28,364	39,381	40,179	41,528

(i)   Total embedded value
The total embedded value for insurance business operations at the end of each period, excluding goodwill attributable to equity holders, can be analysed further as follows:

	2024 $m	2023 $m
	30 Jun	30 Jun	31 Dec
Free surplus	5,046	6,016	6,144
Required capital	5,971	5,569	5,984
Net worth	11,017	11,585	12,128
Value of in-force business before deduction of cost of capital and time value of options and guarantees	29,341	29,636	30,436
Cost of capital	(690)	(734)	(746)
Time value of options and guarantees note	(287)	(308)	(290)
Net value of in-force business	28,364	28,594	29,400
Embedded value	39,381	40,179	41,528

Note
The time value of options and guarantees (TVOG) arises from the variability of economic outcomes in the future and is, where appropriate, calculated as the difference between an average outcome across a range of economic scenarios, calibrated around a central scenario, and the outcome from the central economic scenario, as described in note 6.1(d). At 30 June 2024, the TVOG is $(287) million, with the substantial majority arising in Hong Kong.

(ii)  Expected return on existing business
The expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital (after allowing for updates to economic and operating assumptions) and the expected return on existing free surplus, as described in note 6.2(c). The movement in this amount compared to the prior period from insurance business operations is analysed as follows:
$m
Half year 2023 expected return on existing business	1,117
Foreign exchange movement	(26)
Effect of changes in interest rates and other economic assumptions	31
Growth in opening value of in-force business and other items	85
Half year 2024 expected return on existing business	1,207

(iii) Changes in operating assumptions, experience variances and other items
Overall the total impact of operating assumption changes, experience variances and other items in half year 2024 was $(189) million (half year 2023: $(273) million; full year 2023: $(343) million), comprising changes in operating assumptions of $22 million (half year 2023: $49 million; full year 2023: $85 million) and experience variances and other items of $(211) million (half year 2023: $(322) million; full year 2023: $(428) million).

(iv) Non-operating results
The EEV non-operating result from insurance business operations can be summarised as follows:

	2024 $m	2023 $m
	Half year	Half year	Full year
Short-term fluctuations in investment returns note (i)	(475)	323	(62)
Effect of change in economic assumptions note (ii)	(596)	(92)	(589)
Loss attaching to corporate transactions note (iii)	(96)	-	-
Non-operating results	(1,167)	231	(651)

Notes
(i)     Short-term fluctuations in investment returns of $(475) million mainly reflect bond losses from increases in interest rates in most Asia markets during the period.
(ii)    The level of the effect of changes in economic assumptions will vary depending on the movements in interest rates in the period and the consequent impacts on fund earned rates and risk discount rates will vary between businesses and products. In half year 2024 the negative impact of $(596) million is primarily driven by falling interest rates in China and the consequent fall in fund earned rates and rising interest rates in Hong Kong where the effect of the increase in risk discount rates dominates.
(iii)      Loss attaching to corporate transactions in half year 2024 mainly related to the held for sale businesses (further details are provided in note C1.2 of the IFRS basis results).

(v)  Other equity movements
Other equity movements include reserve movements in respect of intra-group loans and other intra-group transfers between operations that have no overall effect on the Group's shareholders' equity.

3 Sensitivity to alternative economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to:

-   1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates (but excludes changes in the allowance for market risk);
-   1 per cent rise in equity and property yields;
-   1 per cent and 2 per cent increases in the risk discount rates. The main driver for changes in the risk discount rates from period to period is changes in interest rates, the impact of which is expected to be partially offset by a corresponding change in assumed investment returns, the effect of which is not included in the risk discount rate sensitivities. The impact of higher investment returns can be approximated as the difference between the sensitivity to increases in interest rates and the sensitivity to increases in risk discount rates;
-   For embedded value only, 20 per cent fall in the market value of equity and property assets; and
-   For embedded value only, holding the group minimum capital requirements (GMCR) under the GWS Framework in contrast to EEV required capital based on the group prescribed capital requirements (GPCR). This reduces the level of capital and therefore the level of charge deducted from the embedded value for the cost of locked-in required capital, which has the effect of increasing EEV.

The sensitivities shown below are for the impact of instantaneous and permanent changes (with no trending or mean reversion) on the embedded value of insurance business operations and include the combined effect on the value of in-force business and net assets (including derivatives) held at the valuation dates indicated. The results only allow for limited management actions, such as repricing and changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.

If the changes in assumptions shown in the sensitivities were to occur, the effects shown below would be recorded within two components of the profit analysis for the following period, namely the effect of changes in economic assumptions and short-term fluctuations in investment returns. In addition to the sensitivity effects shown below, the other components of the profit for the following period would be calculated by reference to the altered assumptions at the end of that period, for example, new business profit and expected return on existing business are calculated with reference to end-of-period economic assumptions.

New business profit from insurance business	Half year 2024 $m	Full year 2023 $m
Base value	1,468	3,125
Impact from alternative economic assumptions:
Interest rates and consequential effects - 2% increase	(42)	(175)
Interest rates and consequential effects - 1% increase	(21)	(88)
Interest rates and consequential effects - 0.5% decrease	5	35
Equity/property yields - 1% rise	59	139
Risk discount rates - 2% increase	(410)	(917)
Risk discount rates - 1% increase	(236)	(529)

New business profit sensitivities vary with changes in business mix and APE sales volumes.

Embedded value of insurance business	30 Jun 2024 $m	31 Dec 2023 $m
Base value note	39,381	41,528
Impact from alternative economic assumptions:
Interest rates and consequential effects - 2% increase	(4,017)	(4,154)
Interest rates and consequential effects - 1% increase	(2,137)	(2,172)
Interest rates and consequential effects - 0.5% decrease	1,170	1,133
Equity/property yields - 1% rise	1,839	1,856
Equity/property market values - 20% fall	(1,970)	(1,863)
Risk discount rates - 2% increase	(7,744)	(8,015)
Risk discount rates - 1% increase	(4,361)	(4,516)
Group minimum capital requirements	93	117

Note
Embedded value includes Africa operations following the change in the Group's operating segments in 2023. In the context of the Group, Africa's results are not materially impacted by the above sensitivities.

Interest rates and consequential effects include offsetting impacts that are sensitive to economics and the net impact can therefore change from period to period depending on the current level of interest rates.

-   For a 1 per cent increase in assumed interest rates, the $(2,137) million negative effect comprises a $(4,361) million negative impact of increasing the risk discount rate by 1 per cent, partially offset by a $2,224 million benefit from assuming 1 per cent higher investment returns.
-   Similarly, for a 2 per cent increase in assumed interest rates the $(4,017) million negative effect comprises a $(7,744) million negative impact of increasing the risk discount rates by 2 per cent, partially offset by a $3,727 million benefit from higher assumed investment returns.
-   Finally, for a 0.5 per cent decrease in assumed interest rates, there would be a $1,170 million positive effect reflecting the benefit of a 0.5 per cent reduction in risk discount rates being partially offset by lower assumed investment returns.

In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and, therefore, the actual changes in embedded value were these economic effects to materialise may differ from the sensitivities shown.

4 EEV results for other (central) operations

EEV results for other income and expenditure represent the post-tax IFRS results for other (central) operations before restructuring and IFRS 17 implementation costs. The results mainly include interest costs on core structural borrowings and corporate expenditure for head office functions in London and Hong Kong that are not recharged or allocated to the insurance and asset management business.

Certain costs incurred within the head office functions are recharged to the insurance business operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for insurance business operations allow for amounts expected to be recharged by the head office functions on a recurring basis. Other costs that are not recharged to the insurance business operations are shown as part of other income and expenditure for the current period and are not included within the projection of future expenses for in-force insurance business.

In line with the EEV Principles, the allowance for the future costs of internal asset management services within the EEV results for insurance business operations excludes the projected future profits generated by any non-insurance entities within the Group in providing those services (ie the EEV for insurance business operations includes the projected future profit or loss from asset management and service companies that support the Group's covered insurance businesses). Following the implementation of IFRS 17, a similar adjustment is made to eliminate the intra-group profit within the results of central operations.

The EEV shareholders' equity for other operations is taken to be IFRS shareholders' equity, with central Group debt shown on a market value basis. Free surplus for other operations is taken to be IFRS shareholders' equity, net of goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. Under the GWS framework, debt instruments issued at the date of designation which met the transitional conditions set by the Hong Kong IA are included as GWS eligible group capital resources. In addition, debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules are also included as GWS eligible group capital resources.

Shareholders' equity for other (central) operations can be compared across metrics as shown in the table below.

	2024 $m	2023 $m
	30 Jun	30 Jun	31 Dec
IFRS shareholders' equity	2,238	1,733	2,018
Mark-to-market value adjustment on central borrowings note 5	282	389	274
EEV shareholders' equity	2,520	2,122	2,292
Debt instruments treated as capital resources	3,352	3,268	3,356
Free surplus at end of period	5,872	5,390	5,648

5 Net core structural borrowings of shareholder-financed businesses

	2024 $m			2023 $m
	30 Jun			30 Jun			31 Dec
	IFRS basis	Mark-to-market value adjustment	EEV basis at market value	IFRS basis	Mark-to-market value adjustment	EEV basis at market value	IFRS basis	Mark-to-market value adjustment	EEV basis at market value
	note (ii)	note (iii)		note (ii)	note (iii)		note (ii)	note (iii)
Holding company cash and short-term investments note (i)	(3,971)	-	(3,971)	(3,314)	-	(3,314)	(3,516)	-	(3,516)
Central borrowings:
Subordinated debt	2,294	(180)	2,114	2,317	(265)	2,052	2,297	(205)	2,092
Senior debt	1,636	(102)	1,534	1,632	(124)	1,508	1,636	(69)	1,567
Total central borrowings	3,930	(282)	3,648	3,949	(389)	3,560	3,933	(274)	3,659
Net core structural borrowings of shareholder-financed businesses	(41)	(282)	(323)	635	(389)	246	417	(274)	143

Notes
(i)        Holding company includes centrally managed Group holding companies and service companies.
(ii)       As recorded in note C5.1 of the IFRS condensed consolidated financial statements.
(iii)      The movement in the value of core structural borrowings includes redemptions in the period and foreign exchange effects for pounds sterling denominated debts. The movement in the mark-to-market value adjustment can be analysed as follows:
	2024 $m	2023 $m
	Half year	Half year	Full year
Mark-to-market value adjustment at beginning of period	(274)	(427)	(427)
(Charge) credit included in the income statement	(8)	38	153
Mark-to-market value adjustment at end of period	(282)	(389)	(274)

6 Methodology and accounting presentation

6.1 Methodology

(a)  Covered business
The EEV basis results for the Group are prepared for 'covered business' as defined by the EEV Principles. Covered business represents the Group's insurance business (including the Group's investments in joint venture and associate insurance business operations), for which the value of new and in-force contracts is attributable to shareholders.

The EEV results for the Group's covered business are then combined with the post-tax IFRS results of the Group's asset management and other business operations (including interest costs on core structural borrowings and corporate expenditure for head office functions that is not recharged or allocated to the insurance business operations), with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the covered business. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note (g) below.

(b)  Valuation of in-force and new business
The EEV basis results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, persistency, mortality, morbidity and expenses, as described in note 7.3. These assumptions are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, as shown in note 7.1, which reflects both the time value of money and all other non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated under the EEV basis is the same as that calculated under the IFRS basis. Since the EEV basis reflects discounted future cash flows, under the EEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing regular and single premium business as set out in the Group's new business sales reporting. New business premiums reflect those premiums attaching to the covered business, including premiums for contracts classified as investment contracts under IFRS 17. New business premiums for regular premium products are shown on an annualised basis.

New business profitability is a key metric for the Group's management of the development of the business. New business profit represents profit determined by applying operating and economic assumptions as at the end of the period. In addition, new business margins are shown by reference to annual premium equivalent (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business profit.

(c)  Cost of capital
A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group's insurance business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The EEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.

(d)  Financial options and guarantees
Nature of financial options and guarantees
Participating products, principally written in the Chinese Mainland, Hong Kong, Malaysia, Singapore and Taiwan, have both guaranteed and non-guaranteed elements. These products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: regular and final. Regular bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular products. Final bonuses are guaranteed only until the next bonus declaration.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that typically accrue at rates set at inception and do not vary subsequently with market conditions. Similar to participating products, the policyholder charges incorporate an allowance for the cost of providing these guarantees, which, for certain whole-of-life products in Hong Kong, remains constant throughout varying economic conditions, rather than reducing as the economic environment improves and vice versa.

Time value
The value of financial options and guarantees comprises the intrinsic value (arising from a deterministic valuation on best estimate assumptions) and the time value (arising from the variability of economic outcomes in the future).

Where appropriate (ie where financial options and guarantees are explicitly valued under the EEV methodology), a full stochastic valuation has been undertaken to determine the time value of financial options and guarantees. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, such as separate modelling of individual asset classes with an allowance for correlations between various asset classes. Details of the key characteristics of each model are given in note 7.2.

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options available to management.

(e)  Level of required capital and net worth
In adopting the EEV Principles, Prudential has based required capital on the applicable local statutory regulations, including any amounts considered to be required above the local statutory minimum requirements to satisfy regulatory constraints.

For shareholder-backed businesses, the level of required capital has been based on the GPCR.

-   For CPL, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime. The CAA has started a project to assess whether any changes are required to the embedded value guidance in the Chinese Mainland given changes in regulatory rules, regulations and the external market environment since the standard was first issued. To date, no outcomes have been proposed by the CAA and Prudential has made no change to its EEV basis for CPL in half year 2024. At such time that there is a new basis, Prudential will consider the effect of proposals.
-   For Hong Kong participating business, the HK RBC regime recognises the value of future shareholder transfers on an economic basis as available capital with an associated required capital. Within EEV, the shareholder value of participating business continues to be recognised as VIF with no recognition within free surplus and no associated required capital.
-   For Singapore life operations, the level of net worth and required capital is based on the Tier 1 Capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group's GWS capital position, in order to better reflect free surplus and its generation.

Free surplus is the shareholders' net worth in excess of required capital. For the Hong Kong business, the HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. EEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares or cash surrender values to more realistically reflect how the business is managed.

(f)   With-profits business and the treatment of the estate
For the Group's relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The EEV methodology includes the value attributed to the shareholders' interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds.

(g)  Internal asset management
In line with the EEV Principles, the insurance business EEV includes the projected future profit from asset management and service companies that support the Group's covered insurance businesses. The results of the Group's asset management business operations include the current period profit from the management of both internal and external funds. EEV basis shareholders' other income and expenditure is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for covered insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets.

(h)  Allowance for risk and risk discount rates
Under the EEV Principles, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk margin.

-   The risk-free rates are largely based on local government bond yields at the valuation date and are assumed to remain constant and do not revert to longer-term rates over time.
-   The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. In order to better reflect differences in relative market risk volatility inherent in each product group, Prudential sets the risk discount rates to reflect the expected volatility associated with the expected future shareholder cash flows for each product group in the embedded value model, rather than at a Group level.

Where financial options and guarantees are explicitly valued under the EEV methodology, risk discount rates exclude the effect of these product features. The risk margin represents the aggregate of the allowance for market risk and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by the equity risk premium.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product-specific cash flows. These are determined by considering how the profit from each product is affected by changes in expected returns across asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta. This approach contrasts with a top-down approach to market risk where the risks associated with each product are not directly reflected in the valuation basis.

The Group's methodology allows for credit risk in determining the best estimate returns and through the market risk allowance, which covers expected long-term defaults, a credit risk premium (to reflect the volatility in downgrade and default levels) and short-term downgrades and defaults.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. The allowance for non-market risk comprises a base Group-wide allowance of 50 basis points plus an additional allowance for emerging market risk where appropriate. The level and application of these allowances are reviewed and updated based on assessment of the Group's exposure and experience in the markets.

At 30 June 2024, the total allowance for non-diversifiable non-market risk is equivalent to a $(2.9) billion, or (7) per cent, reduction to the embedded value of insurance business operations.

(i)   Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS condensed consolidated financial statements.

(j)   Taxation
In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period.

6.2 Accounting presentation

(a)  Analysis of post-tax profit
To the extent applicable, the presentation of the EEV profit or loss for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS results. Operating results are determined as described in note (b) below and incorporate the following:

-   New business profit, as defined in note 6.1(b) above;
-   Expected return on existing business, as described in note (c) below;
-   The impact of routine changes of estimates relating to operating assumptions, as described in note (d) below; and
-   Operating experience variances, as described in note (e) below.

In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result.

Non-operating results comprise:
-   Short-term fluctuations in investment returns;
-   Mark-to-market value movements on core structural borrowings;
-   Effect of changes in economic assumptions; and
-   The impact of corporate transactions, if any, undertaken in the period.

Total profit or loss in the period attributable to shareholders and basic earnings per share include investment returns included in operating profit and non-operating results, ie reflecting actual investment returns in the period instead of expected returns. The Group believes that operating profit, as adjusted for these non-operating items, better reflects underlying performance.

(b)  Investment returns included in operating profit
For the investment element of the assets covering the total net worth of insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio.

(c)  Expected return on existing business
Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined after adjusting for the effect of changes in economic and operating assumptions in the current period on the embedded value at the beginning of the period, for example, the unwind of discount on the value of in-force business and required capital is determined after adjusting both the opening value and the risk discount rates for the effect of changes in economic and operating assumptions in the current period.

(d)  Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the end of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

(e)  Operating experience variances
Operating profit includes the effect of experience variances on operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f)   Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related changes in the time value of financial options and guarantees, are recorded in non-operating results.

7 Assumptions

7.1 Principal economic assumptions

The EEV results for the Group's covered business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to risk-free rates of return at the end of the reporting period. Both the risk discount rate and expected rates of return are updated at each valuation date to reflect current market risk-free rates, with the effect that changes in market risk-free rates impact projected future cash flows at each valuation date. The risk-free rates of return are largely based on local government bond yields and are assumed to remain constant and do not revert to longer-term rates over time. The risk-free rates of return are shown below for each of the Group's insurance business operations. Expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group's long-term view and, where relevant, allowing for market volatility.

As described in note 6.1(h), risk discount rates are set equal to the risk-free rate at the valuation date plus allowances for market risk and non-diversifiable non-market risks appropriate to the features and risks of the underlying products and markets. Risks that are explicitly allowed for elsewhere in the EEV basis, such as via the cost of capital and the time value of options and guarantees, as set out in note 2(i), are not included in the risk discount rates.

	Risk discount rate %
	New business			In-force business
	2024	2023		2024	2023
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
CPL	6.7	7.2	7.1	6.7	7.2	7.1
Hong Kong note (i)	5.3	4.6	4.7	6.0	5.4	5.5
Indonesia	9.6	9.1	9.0	10.4	9.8	9.9
Malaysia	5.7	5.7	5.6	6.3	6.3	6.2
Philippines	12.3	13.6	12.3	12.3	13.6	12.3
Singapore	5.2	4.9	4.6	5.3	5.1	4.8
Taiwan note (i)	6.5	5.8	6.0	6.5	5.8	6.0
Thailand	10.0	9.9	10.0	10.0	9.9	10.0
Vietnam	4.0	4.2	3.7	4.3	4.4	4.1
Total weighted average notes (ii)(iii)	6.2	6.0	5.8	6.2	6.0	5.9

	10-year government bond yield %			Equity return (geometric) %
	2024	2023		2024	2023
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
CPL	2.2	2.7	2.6	6.2	6.7	6.6
Hong Kong note (i)	4.4	3.8	3.9	7.9	7.3	7.4
Indonesia	7.2	6.6	6.7	11.5	10.8	11.0
Malaysia	3.9	3.9	3.8	7.4	7.4	7.3
Philippines	6.7	6.4	6.1	11.0	10.6	10.3
Singapore	3.2	3.0	2.7	6.7	6.5	6.2
Taiwan note (i)	4.4	3.8	3.9	7.9	7.3	7.4
Thailand	2.8	2.6	2.8	7.0	6.9	7.0
Vietnam	2.7	2.7	2.3	7.0	7.0	6.6
Total weighted average (new business) note (ii)	4.2	4.0	3.9	7.6	7.3	7.3
Total weighted average (in-force business) note (ii)	4.0	3.8	3.7	7.5	7.3	7.1

Notes
(i)        For Hong Kong and Taiwan (as of 30 June 2024, with comparatives updated accordingly), the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.
(ii)       Total weighted average assumptions have been determined by weighting each business's assumptions by reference to the EEV basis new business profit and the closing net value of in-force business. The changes in the risk discount rates for individual businesses reflect the movements in the local government bond yields, changes in the allowances for market risk (including as a result of changes in asset mix) and, if applicable, non-diversifiable non-market risk, and changes in product mix.
(iii)      Expected long-term inflation assumptions at 30 June 2024 range from 1.5 per cent to 4.3 per cent (30 June 2023: 1.5 per cent to 5.5 per cent; 31 December 2023: 1.5 per cent to 5.5 per cent).

7.2 Stochastic assumptions

Details are given below of the key characteristics of the models used to determine the time value of financial options and guarantees as referred to in note 6.1(d).

-  The stochastic cost of guarantees is primarily of significance for the Hong Kong, Vietnam, Taiwan, Malaysia and Singapore businesses;
-   The principal asset classes are government bonds, corporate bonds and equity;
-   The interest rates are projected using a stochastic interest rate model calibrated to the current market yields;
-   The equity returns are assumed to follow a log-normal distribution;
-   The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread;
-   The volatility of equity returns ranges from 17 per cent to 35 per cent for all periods; and
-   The volatility of government bond yields ranges from 1.1 per cent to 2.0 per cent for all periods.

7.3 Operating assumptions

Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. Where experience is expected to be adverse over the short term, a provision may be established.

Assumptions required in the calculation of the time value of financial options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

(a)  Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

(b)  Expense assumptions
Expense levels, including those of the service companies that support the Group's insurance business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

Expenses comprise costs borne directly and costs recharged or allocated from the Group head office functions in London and Hong Kong that are attributable to the insurance (covered) business. The assumed future expenses for the insurance business allow for amounts expected to be recharged or allocated by the head office functions.

Corporate expenditure, which is included in other income and expenditure, comprises expenditure of the Group head office functions in London and Hong Kong that is not recharged or allocated to the insurance or asset management business operations, primarily for corporate-related activities that are charged as incurred, together with restructuring and IFRS 17 implementation costs incurred across the Group.

(c)  Tax rates
The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 6.1(j). The local standard corporate tax rates applicable are as follows:

%
CPL	25.0
Hong Kong	16.5% on 5% of premium income
Indonesia	22.0
Malaysia	24.0
Philippines	25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0

8 Insurance new business

	Single premiums			Regular premiums			APE			PVNBP
	2024 $m	2023 $m		2024 $m	2023 $m		2024 $m	2023 $m		2024 $m	2023 $m
	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
CPL (Prudential's share)	119	397	487	312	355	485	324	394	534	1,054	1,481	2,020
Hong Kong	105	116	235	945	1,015	1,942	955	1,027	1,966	4,695	5,364	10,444
Indonesia	126	132	230	95	137	254	107	150	277	433	629	1,136
Malaysia	40	46	93	187	180	375	191	185	384	857	915	1,977
Singapore	556	535	989	394	332	688	450	386	787	2,663	2,441	5,354
Growth markets:
Africa	4	4	8	73	84	157	74	85	158	149	170	326
Cambodia	1	1	1	11	9	18	12	9	18	47	38	74
India note (i)	145	130	270	132	115	206	148	128	233	748	619	1,145
Laos	-	-	-	-	-	-	-	-	-	1	1	2
Myanmar	-	-	-	3	3	6	3	3	6	10	8	19
Philippines	21	38	56	70	90	170	72	94	175	251	331	612
Taiwan	89	54	132	563	335	882	571	339	895	2,137	1,254	3,308
Thailand	59	71	143	131	111	232	136	118	246	551	470	999
Vietnam	14	8	19	67	108	195	68	109	197	481	709	1,321
Total notes (ii)	1,279	1,532	2,663	2,983	2,874	5,610	3,111	3,027	5,876	14,077	14,430	28,737

Notes
(i)        New business in India is included at Prudential's 22 per cent interest in the associate.
(ii)       The table above is provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and not intended to be, reflective of revenue recorded in the Group IFRS condensed consolidated income statement.

9 Post balance sheet events

First interim dividend
The 2024 first interim dividend approved by the Board of Directors after 30 June 2024 is as described in note B4 of the IFRS condensed consolidated financial statements.

Consolidation of ownership interest in Prudential Assurance Malaysia Berhad
The Group holds 51 per cent of the ordinary shares of the holding company of Prudential Assurance Malaysia Berhad, or PAMB, which is its conventional life insurance business in Malaysia. Detik Ria Sdn Bhd ('Detik Ria') holds the other 49 per cent. There was an agreement between the Group and Detik Ria which allowed the Group to acquire from Detik Ria its 49 per cent shareholding. In 2008 Detik Ria exercised the put option for which it received payments in accordance with the agreement. Following the Federal Court of Malaysia decision on 30 July 2024, which is an adjusting post balance sheet event for the purposes of these interim financial statements, the Group has continued to consolidate the business of PAMB, which remains a subsidiary controlled by the Group, but has now reflected a 49 per cent non-controlling interest instead of the previously consolidated 100 per cent economic interest. Further details are shown in note D2 of the IFRS condensed consolidated financial statements. The non-controlling interest at 30 June 2024 was $1,757 million comprising $1,732 million at 1 January 2024 and $25 million in respect of the movement in the first half of 2024. The Federal Court of Malaysia also directed Detik Ria to return the consideration payments it has previously received from the Group of circa $29 million, which includes interest.

Independent review report to Prudential plc

Conclusion
We have been engaged by Prudential plc ('the Company' or 'the Group') to review the European Embedded Value ('EEV') basis results in the Half Year Financial Report for the six months ended 30 June 2024 which comprise the EEV results highlights, Basis of preparation, the Movement in Group EEV shareholders' equity, the Movement in Group free surplus and the related explanatory notes 1 to 9. The EEV basis results should be read in conjunction with the condensed set of IFRS condensed consolidated financial statements in the Half Year Financial Report. We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the EEV basis results.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis results in the Half Year Financial Report for the six months ended 30 June 2024 are not prepared, in all material respects, in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 ('the EEV Principles'), using the methodology and assumptions set out in the notes to the EEV basis results.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Emphasis of Matter - basis of preparation for the EEV basis results
We draw attention to the Basis of Preparation of the EEV basis results. The EEV basis results are prepared to provide additional information to the users of the Half Year Financial Report. As a result, the EEV basis results may not be suitable for another purpose.

Our opinion is not modified in respect of this matter.

Conclusions Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis of Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE 2410 (UK), however future events or conditions may cause the Group to cease to continue as a going concern.

Responsibilities of the directors
The directors are responsible for preparing the EEV basis results in accordance with the EEV Principles using the methodology and assumptions set out in the notes to the EEV basis results.

In preparing the EEV basis results, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the review of the financial information
In reviewing the EEV basis results, we are responsible for expressing to the Group a conclusion on the EEV basis results in the Half Year Financial Report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the Company in accordance with the terms of our engagement letter to provide a review conclusion to the Company on the EEV basis results. Our review of the EEV basis results has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP

London
28 August 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 August 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer